UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form N-8F


General Information


I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

         [ ]    MERGER

         [X]    LIQUIDATION

         [ ]    ABANDONMENT OF REGISTRATION

         [ ]    Election of status as a BUSINESS DEVELOPMENT COMPANY

2.   Name of fund:

         Insured Tax Free Income Trust Multi Series I
         (and Subsequent Multi-Series of the Trust)

3.   Securities and Exchange Commission File No.:

         811-4469

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

         [X]    Initial Application          [ ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         c/o Van Kampen Funds Inc., Administrator
         1 Parkview Plaza
         P.O. Box 5555
         Oakbrook Terrace, Illinois 60181-5555

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Scott R. Anderson
         Chapman and Cutler
         111 West Monroe Street
         Chicago, Illinois 60603
         (312) 845-3834

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         The Bank of New York
         Unit Investment Trust Division
         101 Barclay Street, 17th Floor
         New York, New York 10286

8.   Classification of fund (check only one):

         [ ]    Management company;

         [X]    Unit investment trust; or

         [ ]    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [ ]      Open-end              [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Not Applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         None

13.  If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

                  Unisom Investment Trust Ltd.
                  201 Progress Parkway
                  Maryland Heights, MO 63043

          (b)     Trustee's name(s) and address(es):

                  The Bank of New York
                  Unit Investment Trust Division
                  101 Barclay Street, 17th Floor
                  New York, New York 10286

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]      Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811-________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes      [X]     No

                  If Yes, state the date on which the board vote took place:

                  If No, explain:

         The fund does not have a board of directors because it is a unit investment trust.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes      [X]     No

         If Yes, state the date on which the shareholder vote took place:

                  If No explain:

                  Each underlying series of the fund terminated in accordance with the terms of its trust indenture due to the maturity, call, redemption or liquidation of the securities in each portfolio. The trust indenture does not require a shareholder vote in this case (each underlying series of the fund has terminated and has no shareholders).

II.  DISTRIBUTIONS TO SHAREHOLDERS:

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]      No

         (a) If Yes, list the date(s) on which the fund made those distributions:

         The final distribution from the fund occurred on December 16, 1999.

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes      [ ]     No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes      [ ]     No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ]      Yes      [X]     No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

         Has the fund issued senior securities?

         [ ]      Yes      [ ]      No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

         [X]      Yes      [ ]      No

         If No,

         (a) How many shareholders does the fund have as of the date this for is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes      [X]      No

         If Yes, describe briefly the plan (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]      Yes      [X]      No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes      [X]      No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:

                  (ii)     Accounting expenses:

                  (iii)    Other expenses (list and identify separately):

                  (iv)     Total expenses (sum of lines (i) - (iii) above):

         None.

         (b)      How were those expenses allocated?

         (c)      Who paid those expenses?

         (d)      How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes      [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

V1.  MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b)      State the Investment Company Act file number of the fund
                  surviving the Merger:     811-________

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

General Information



                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Insured Tax Free Income Trust Multi Series I (and Subsequent Multi-Series of the Trust), (ii) he or she is a Senior Vice President of Van Kampen Funds Inc., administrator of the fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                  Insured Tax Free Income Trust Multi Series I
                      (and Subsequent Series of the Trust)

                     By Van Kampen Funds Inc., Administrator



                                                           By /s/ JAMES J. BOYNE
                                ------------------------------------------------
                                                                  James J. Boyne
                                                           Senior Vice President